UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CARIBOU BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

142038 108

(CUSIP Number)

Rachel E. Haurwitz

c/o Caribou Biosciences, Inc.

2929 7th Street, Suite 105

Berkeley, California 94710

(510) 982-6030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

July 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 142038 108	13D/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS The City Canyon Family Trust dated May 31, 2021
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,349,395 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,349,395 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,349,395 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Represents shares of common stock of Caribou Biosciences, Inc. (the “Issuer”) held directly by The City Canyon Family Trust dated May 31, 2021, for which Rachel E. Haurwitz, Ph.D., and Felix Adler, M.D., serve as co-trustees. Dr. Haurwitz and Dr. Adler have shared voting and dispositive power with respect to all the shares held by The City Canyon Family Trust dated May 31, 2021.

(2)

Based on 90,552,687 shares of the Issuer’s common stock outstanding on November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2024.

CUSIP No. 142038 108	13D/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Rachel E. Haurwitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,378,913 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,378,913 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,378,913 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

These shares consist of (i) 3,349,395 shares of common stock of Caribou Biosciences, Inc. (the “Issuer”) held directly by The City Canyon Family Trust dated May 31, 2021, for which Dr. Haurwitz and Dr. Adler serve as co-trustees, (ii) 40,000 shares of common stock of the Issuer held directly by Dr. Haurwitz, which shares are owned as community property by Dr. Haurwitz and Dr. Adler, and (iii) 989,518 shares of the Issuer’s common stock underlying stock options and restricted stock units granted by the Issuer to Dr. Haurwitz that were exercisable or vested as of December 6, 2024 or will be exercisable or will vest within 60 days of December 6, 2024, which shares are owned as community property by Dr. Haurwitz and Dr. Adler. Dr. Haurwitz and Dr. Adler have shared voting and dispositive power with respect to all these shares.

(2)

Based on 90,552,687 shares of the Issuer’s common stock outstanding on November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 6, 2024.

CUSIP No. 142038 108	13D/A	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Felix Adler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,378,913 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,378,913 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,378,913 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)

(1)

These shares consist of (i) 3,349,395 shares of common stock of Caribou Biosciences, Inc. (the “Issuer”) held directly by The City Canyon Family Trust dated May 31, 2021, for which Dr. Haurwitz and Dr. Adler serve as co-trustees, (ii) 40,000 shares of common stock of the Issuer held directly by Dr. Haurwitz, which shares are owned as community property by Dr. Haurwitz and Dr. Adler, and (iii) 989,518 shares of the Issuer’s common stock underlying stock options and restricted stock units granted by the Issuer to Dr. Haurwitz that were exercisable or vested as of December 6, 2024 or will be exercisable or will vest within 60 days of December 6, 2024, which shares are owned as community property by Dr. Haurwitz and Dr. Adler. Dr. Haurwitz and Dr. Adler have shared voting and dispositive power with respect to all these shares.

(2)

Based on 90,552,687 shares of the Issuer’s common stock outstanding on November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 6, 2024.

CUSIP No. 142038 108	13D/A	Page 5 of 7 Pages

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) is being filed on behalf of the undersigned, The City Canyon Family Trust dated May 31, 2021, Rachel E. Haurwitz, Ph.D., and Felix Adler, M.D. (collectively, the “Reporting Persons,” and each, a “Reporting Person”), to amend the Schedule 13D filed by the Reporting Persons with the SEC on February 4, 2022 (as amended, the “Schedule 13D”). This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an “exit filing” for all the Reporting Persons. However, as disclosed below, one or more of the Reporting Persons may become the beneficial owners of more than five percent of the Issuer’s common stock again in the near future. Except as specifically amended and supplemented by this Amendment No. 1, the information previously reported in the Schedule 13D remains unchanged. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the initial Schedule 13D on February 4, 2022, as Exhibit 99.1, which is hereby incorporated by reference, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons anticipate that they may acquire beneficial ownership of additional shares of the Issuer’s common stock in the near future, and, as a result, may again own in excess of five percent of a class of the Issuer’s securities. Dr. Haurwitz also holds equity awards, including stock options and RSUs that have not yet vested, and Dr. Haurwitz may be granted additional equity awards by the Issuer in the future. As those equity awards vest, Dr. Haurwitz’ beneficial ownership of the Issuer’s common stock may increase.

On September 6, 2024, the Trust adopted a 10b5-1 sales plan (the “2024 10b5-1 Plan”) pursuant to which over a period of time through December 12, 2025, or an earlier date at which all shares under the 2024 10b5-1 Plan have been sold, up to 540,000 shares of the Issuer’s common stock held by the Trust may be sold, with a portion of such shares to be sold each month beginning on January 15, 2025, pursuant to the terms of the 2024 10b5-1 Plan and subject to certain pricing limits, share limits, and volume limits, including pursuant to Rule 144 of the Securities Act of 1933, as amended. The Reporting Persons may adopt other 10b5-1 plans from time to time in the future.

In addition, Dr. Haurwitz has in place a sell-to-cover arrangement that is intended to qualify as an “eligible sell-to-cover transaction” (as described in Rule 10b5-1(c)(1)(ii)(D)(3) under the Act) and is intended to satisfy the affirmative defense in Rule 10b5-1(c) under the Act. This sell-to-cover arrangement applies to restricted stock units or performance-based stock units (collectively, “RSUs”), whether vesting is based on the passage of time and/or the achievement of performance goals, that were previously granted or that could in the future be granted by the Issuer from time to time. This arrangement provides for the automatic sale of shares of common stock that would otherwise be issuable on each settlement date of a covered RSU in an amount necessary to satisfy the applicable tax withholding obligations. The number of shares of common stock that will be sold under these arrangements is not currently determinable as the number will vary based on the extent to which vesting conditions are satisfied, the market price of the Issuer’s common stock at the time of settlement, and the potential future grant of RSUs subject to this arrangement. The sell-to-cover instructions will remain in place indefinitely unless revoked in writing (including as to any particular sell-to-cover sale) in accordance with their terms.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) – The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 1, as of the date hereof, are incorporated by reference in this Item 5.

(c) None of the Reporting Persons has effected any transactions in the common stock during the past 60 days.

CUSIP No. 142038 108	13D/A	Page 6 of 7 Pages

(e) As a result of the issuance of 19,230,769 shares of common stock in an underwritten public offering (as described in the Issuer’s Form 8-K filed on July 17, 2023) pursuant to the Issuer’s effective shelf registration statement on Form S-3 (No. 333-266712), the Reporting Persons ceased to beneficially own in excess of five percent of the Issuer’s outstanding common stock on July 18, 2023. Accordingly, this Amendment No. 1 constitutes an “exit filing” for all the Reporting Persons. However, as noted in Item 4, the Reporting Persons may again become the beneficial owners of more than five percent of the Issuer’s outstanding common stock and, as a result, would again become required to file a Schedule 13D.

CUSIP No. 142038 108	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The City Canyon Family Trust dated May 31, 2021

Date: December 6, 2024	/s/ Rachel E. Haurwitz
By: Rachel E. Haurwitz, Co-Trustee

Date: December 6, 2024	/s/ Felix Adler
By: Felix Adler, Co-Trustee

Date: December 6, 2024	/s/ Rachel E. Haurwitz
Rachel E. Haurwitz

Date: December 6, 2024	/s/ Felix Adler
Felix Adler